UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590-425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SUBMITTED HEREWITH
Exhibit
99.1	News Release dated November 13, 2007

News Release                                                                                                                                                   for Immediate Release

PhotoChannel to provide and operate Costco USA's online photo services

Vancouver, BC - November 13, 2007- PhotoChannel Networks Inc. (TSX-V: PN and OTCBB: PNWIF) ("PhotoChannel" or "PNI") a leading innovator in online digital media solutions for retailers today has reached an agreement in principle with Costco USA ("Costco") to provide and operate the Costco online photo service, which will be connected to all US locations. The service will allow Costco Members to easily upload and place orders for prints, greeting cards, calendars and other photo gift items and pick them up at the selected Costco locations. PhotoChannel currently provides this service to Costco Canada. The parties are currently finalizing the terms of the formal arrangement.

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on demand manufacturing capabilities for the production of merchandise. Currently PNI Digital Media generates transactions for retailers and their thousands of locations across North America, including Wal-Mart Canada, CVS/pharmacy, Rite Aid and Costco Canada. For more information please visit www.pnidigitalmedia.com

This press release includes certain statements that may be deemed "forward-looking statements".. All statements in this release, other than statements of historical facts, that address future events or developments, including the execution of a formal agreement with Costco USA, the timing of the launch of the online photo service, and that such launch will be seamless to member, are considered forward looking statements by PhotoChannel. Although PhotoChannel believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the fact that agreement may not be reached on the terms of a definitive agreement, delays may occur in launching the service as a result of a number of factors, including delays in development of the service, delays in training Costco staff to use the new service, and delays in transitioning Costco member information. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Delays in launching the service could adversely affect PhotoChannel's results of operations. For more information on the PhotoChannel, investors should review PhotoChannel's Annual Information Form and annual Management Discussion & Analysis in Canada available on the SEDAR website at www.sedar.com, PhotoChannel's Form 20F available on Edgar, and PhotoChannels' short form prospectus and registration statement dated August 10, 2007 (prospectus) and effective August 15, 2007 (registration statement). PhotoChannel does not undertake any obligation to release publicly any revisions to any "forward-looking statement" to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

For more Information, Contact:

Mr. Kyle Hall or Ms. Niti Maini
PhotoChannel Networks Inc.
604-893-8955 ext. 313
nmaini@PhotoChannel.com
Investor Information: (866) 345-0115

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: November 13, 2007

/s/ Robert Chisholm
__________________________________
Name:  Robert Chisholm
Title:  Chief Financial Officer and Director